Paul A. McGrath

Phone: 412-257-7603

Fax: 412-257-7605

Via EDGAR

January 30, 2013

Mr. Kevin Stertzel

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Universal Stainless & Alloy Products, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 6, 2012
File No. 0-25032
Comment letter dated January 17, 2013

Dear Mr. Stertzel:

We are requesting an extension in time to respond to your letter dated January 17, 2003. We would appreciate an extension until Monday, February 11, 2013 to provide a thorough response. Our request for the additional time is related to the year-end closing activities and Board of Director meeting preparations, which has and is consuming much of the time and effort of those who would be providers of information to our response. We respectfully request that you grant our request.

Thank you for your consideration. If you require any additional information on this request, please contact me at 412-257-7603 or by email at p.mcgrath@univstainless.com.

Sincerely,

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

By:	/s/ Paul A. McGrath
Paul A. McGrath
Vice President of Administration,
General Counsel and Secretary